UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
InnaMed, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> May 16, 2016

Physical address of issuer
3675 Market St. Suite 200, Philadelphia, PA 19104

Website of issuer
https://www.innamed.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$124,271.00	$ 438,294.00
Cash & Cash Equivalents	$80,049.00	$393,754.00

Accounts Receivable	$0.00	$0.00
Short-term Debt	$384.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	40,000.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$414,407.00	-$424,383.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2019

FORM C

InnaMed, Inc.



Up to $1,070,000.00 of
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by InnaMed, Inc., a Delaware corporation (the "***Company***", "***InnaMed***", as well as references to "***we***", "***us***", or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity of the Company (the "***Securities***"). Purchasers of Securities are sometimes referred to herein as "***Investors***." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the Offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $60.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "***Subscriptions***" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$60.00	$3.60	$56.40
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6.0% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.innamed.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 29, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.innamed.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://republic.co/innamed.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

InnaMed, Inc. (the "*Company*" or "*InnaMed*") is a Delaware corporation, formed on May 16, 2016.

The Company is located at 3675 Market St. Suite 200, Philadelphia, PA 19104.

The Company's website is https://www.innamed.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
InnaMed is developing an at-home blood testing device and remote monitoring software that will enable patients to easily communicate quantitative and qualitative health assessments from home. The collected data will feed into algorithms that detect deterioration early and guide treatment decisions, improving outcomes and reducing costs.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$50,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	50,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per Investor	$60.00+
Offering deadline	July 31, 2019
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 37 hereof.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.

+ The Company reserves the right to alter the minimum investment amount per Investor in its sole discretion.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a life science company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, make it difficult to assess our future viability.

Our products have not been approved yet by the FDA and further human studies are needed to qualify for a CLIA waiver that enables home use of our products. Life science product development is a costly and lengthy undertaking and involves a high degree of risk. We have not yet sought approval and FDA 510(k) clearance of any products and therefore have no products approved for commercial sale or home use and have not generated any revenue from contracts with customers and have incurred losses in each year since our inception in May 2016. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the life science industry.

We have only recently engaged FDA via a presubmission meeting and have only performed preliminary pre-clinical validation of some of our products in spiked buffer, spiked serum and patient serum samples.

We have had significant operating losses since our inception. Our net loss for the years ended December 31, 2018 and 2017, was $414,407.00 and $420,883.00, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our products. In addition, other unanticipated costs may arise. Because the outcome of any FDA approval process is uncertain and lengthy, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our products and services.

We expect our existing capital resources, together with the proceeds from this offering will fund our planned operating expenses through 2019. However, our operating plans may change as a result of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or proprietary rights. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until our products are clinically tested and approved for commercialization and successfully marketed.

Our business is dependent on the successful development, regulatory approval, and commercialization of our products, all of which are in early stages of development and none of which have been tested in a human subject.

We have no products approved for sale and commercialization and are in early stages of development. Our lead products, the TeleLab and the disease-specific test cartridges have not yet received a Class II medical device 510(k) clearance by the FDA. Further, we have not yet administered any tests in humans to receive a CLIA waiver which enables the home use of our products. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product pipeline. However, given our early stage of development, it may take some more years, if we succeed at all, before we have demonstrated the safety and efficacy of our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Eshwar Inapuri, Anup Singh, who are the founders and Directors of the Company, respectively, as well as Alan Jernigan who serves as the acting Chief Executive Officer and Dr. Kenneth Fang who serves as the acting Chief Medical Officer of the Company. The loss of Alan Jernigan, Eshwar Inapuri, Anup Singh, or Dr. Kenneth Fang or any member of the board of directors or any other officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Alan Jernigan, Eshwar Inapuri, Anup Singh, and Dr. Kenneth Fang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Alan Jernigan, Eshwar Inapuri, Anup Singh, and Dr. Kenneth Fang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

To date, the Company relies on external financing.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. Additionally, we have $400k in milestone-based pharma and government contracts. While we intend to generate greater revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through the end of this year, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are dependent on outside suppliers for all of our manufacturing supplies.
We rely on outside suppliers for all of our manufacturing supplies, parts and components. Although we believe we could develop alternative sources of supply for most of these components within a reasonable period of time, there can be no assurance that, in the future, our current or alternative sources will be able to meet all of our demands on a timely basis. Unavailability of necessary components could require us to re-engineer our products to accommodate available substitutions which could increase costs to us and/or have a material adverse effect on manufacturing schedules, products performance and market acceptance. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We might not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all. If we fail to obtain a supplier for the components of our products, our operations could be disrupted.

The diagnostic industry is subject to rapidly changing technology which could make the TeleLab, cartridges, and other tests we are commercializing or developing obsolete unless we continue to develop and manufacture new and improved tests and pursue new market opportunities.
Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make our products obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. Our inability to gain market acceptance of new tests could harm our future operating results. Further, if new research or clinical evidence or economic comparative evidence arises that supports alternative methods to conduct molecular health analytics, the demand for our product could decline.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products, and here in particular the healthcare and

life science industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our result of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered. We cannot predict which healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payers. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

Risk Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and products.

Our commercial success will depend on our ability to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and products in the United States and other countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We intend to apply for additional patents covering both our technologies and products, as we deem appropriate. We may, however, fail to apply for patents on important technologies or products in a timely fashion, if at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, the patent positions of life science industry companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

- we were the first to make the inventions covered by each of our issued patents and pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any of our patents will be valid or enforceable;
- any patents issued to us will provide us with any competitive advantages, or will not be challenged by third parties; and
- we will develop additional proprietary technologies that are patentable, or the patents of others will not have an adverse effect on our business.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology, especially where it is believed that patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.
Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and enforce patent and trademark protections relating to our technology. While we believe that the protection of patents and trademarks is important to our business, we also rely on a combination of copyright, trade secret, nondisclosure and confidentiality agreements, know-how and continuing technological innovation to maintain our competitive position. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our intellectual property rights. This could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not be able to protect our intellectual property rights throughout the world.
The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection,

particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

The patent protection for our products may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.
The patents for our products have varying expiration dates and, when these patents expire, we may be subject to increased competition and we may not be able to recover our development costs. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available. We cannot, however, be certain that an extension will be granted or, if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be.

If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our services. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility

and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Offering and the Securities

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the

long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investor will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
InnaMed is developing an at-home blood testing device and remote monitoring software that will enable patients to easily communicate quantitative and qualitative health assessments from home. The collected data will feed into algorithms that detect deterioration early and guide treatment decisions, improving outcomes and reducing costs. We are focusing on chronic conditions starting with heart failure. The blood testing technology is based on analytical chemistry platforms developed at Auburn University and exclusively licensed by InnaMed. The first blood test panel being developed includes tests for creatinine, potassium, sodium and blood urea nitrogen with subsequent proteomic panels in the pipeline.

Business Plan
We plan to initially sell our products directly to hospitals, nursing facilities and cardiology and heart failure clinics for in-office and at-home patient monitoring use. In-office use will be priced on a per unit and per cartridge basis (razor/razor-blade model). At-home patient monitoring use will be priced based on a subscription model (hardware as a service model). Simultaneously, we plan to work with insurance companies to establish exclusive reimbursement plans for the use of our product allowing for more rapid hospital and clinic adoption and higher margins.

History of the Business
The Company was founded in 2016 after a group of University of Pennsylvania students (Eshwar Inapuri, Ronald AngSiy and Anup Singh) had formed the concept while in school. The Company was accepted to the BoomTown Health Accelerator in the summer of 2016 after which the founders returned to school to work towards completing their respective degrees while continuing to build the product. The Company was then accepted into the YCombinator W17 accelerator (the "*YC Accelerator*") at which point the founders took leaves from their respective educational programs and began working full time on the Company. During the YC Accelerator program, the company made more progress on product development and market research/traction. Ronald left the Company to pursue other opportunities for which he was better suited. After the YC Accelerator program, the Company raised ~$600k in funding and returned to Philadelphia where it is now headquartered with both founders and 1 other R&D employee.

The Company's Products

Product / Service	Description	Current Market

The Company's products are the InnaMed TeleLab device and associated disposable testing cartridges (e.g., the TeleKidney cartridge).	The device will monitor patients with heart failure.	The first target market of heart failure is comprised of about 6 million patients. These patients struggle with frequent re-admissions (~22% industry average) for which hospitals are significantly penalized by insurance companies. The Global Cardiac Marker Testing Market Size was valued at USD 3.0 billion in 2019 and is expected to reach USD 4.5 billion by 2024.

No products are currently on the market as the company is still in research and development phase and will need regulatory approval by the FDA prior to marketing. However, the company is currently working with big pharma and the government to co-develop mutually beneficial solutions using its technology.

Competition
InnaMed's competitors can be categorized into two types: market competitors and technology competitors. In InnaMed's first target market of heart failure, a few competitors already have patient monitoring products on the market including wearable wristbands, Bluetooth weight scales and smart vests. In relation to InnaMed's blood testing technology, several competing technologies are still in the early stages of developing comprehensive at-home testing solutions, but none have received FDA clearance.

Market competitors looking to provide solutions for heart failure management include HRS solutions, Sensible Medical and toSense. Technology competitors looking to commercialize at home blood testing solutions include Cue, Cor, Athelas and Attomarker. InnaMed sees its solution as being more sensitive/specific than other market competitors that are focusing on wearable devices and more affordable and/or more quantitative than other technology competitors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The Company anticipates that InnaMed's products will be sold to pharmaceutical companies looking to remotely collect patient data in clinical trials, hospitals looking to reduce readmission rates and improve outcomes via remote at-home monitoring and clinics, nursing homes and other healthcare facilities for point of care use. InnaMed plans to use a B2B sales model and eventually develop large contracts with insurance companies to expand the number of patients using its products.

Suppliers
In current trials and development, InnaMed's blood tests use commonly available chemical reagents from large suppliers such as ThermoFisher and SigmaAldrich as well as more custom reagents synthesized by long established partners such as Integrated DNA Technologies, Biosearch and Bio-Synthesis. InnaMed also uses off the shelf hardware from PalmSens, Basi and CH Instruments as well as custom hardware from Conductive Technologies and Deposition Research Labs. InnaMed's blood sampling technology will be supplied by partners Tasso and/or 7sbio. All items are readily available and InnaMed has an established relationship with all listed suppliers as well as contingency suppliers.

Intellectual Property
InnaMed has exclusively licensed two technologies: the electrochemical proximity assay and the differential potentiostat from Auburn University that allow the company to measure proteins and large

molecules in complex solutions such as serum, plasma or whole blood. InnaMed also has an exclusive 6-month option to license Auburn University's DNA nanostructure technology for measuring small molecules. InnaMed has also filed a patent on its Lipoprotein measuring aptamers (this technology is also published). InnaMed plans to file several more patents in the coming year to cover additional aptamer reagents, measurement hardware, analysis software and other product components.

The Company has filed patent applications for the below.

Patents and Provisional Patent Applications

Application or Registration #	Title	Description	File Date	Grant Date	Country
Application number: 62469333	DIFFERENTIAL CIRCUIT FOR BACKGROUND CORRECTION IN ELECTROCHEMICAL MEASUREMENTS	systems and methods for electrochemical detection of a target molecule	March 9, 2017	N/A	US
Patent No: US 9,335,292 B2	ELECTROCHEMICAL PROXIMITY ASSAY	Electrochemical proximity assay (ECPA)	October 12, 2012	May 10, 2016	US
Provisional application: Registration number 75099	NANOSTRUCTURE FOR ELECTROCHEMICAL SENSING OF A BROAD RANGE OF ANALYTES	DNA Nanostructure for single step electrochemical analyte measurement	June 13, 2018	N/A	US
PCT/US18/40966	Aptamers for Measuring Lipoprotein Levels	Aptamers for binding and measuring LDL-P levels	July 6, 2018	N/A	International application

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

In addition, use of the Company's products by patients and healthcare facilities for medical purposes requires clearance by regulatory bodies including the FDA and CDC. InnaMed has attended a pre-submission meeting with the FDA to discuss the regulatory pathway for its products. The FDA has indicated that InnaMed's products will most likely be classified as Class II medical devices requiring a 510(k)-submission demonstrating equivalent performance to an appropriate predicate device. The FDA has also indicated that to be eligible for at-home and point of care use InnaMed will need to obtain a CLIA-waiver from the CDC. The FDA mentioned that a dual pathway for simultaneously obtaining 510(k) clearance and CLIA waiver is available. In addition to these regulatory requirements, other quality standards (e.g., ISO13845) and FCC requirements must be met.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 3675 Market St. Suite 200 Philadelphia, PA 19104. The Company conducts business in Philadelphia. The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$3,000.00	6%	$64,200.00
Campaign marketing expenses or related reimbursement	4%	$2,000.00	1%	$10,700.00
Salaries and wages	30%	$15,000.00	30%	$321,000.00
Technology and Development	60%	$30,000.00	63%	$674,100.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. *Acting** means engaged in that capacity, but not formally appointed by the Company and its Directors.

Name
Eshwar Inapuri

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President & *Acting** Chief Product Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eshwar is a full-time employee that manages all day to day legal, financial, HR and product development related operations. Eshwar focuses on prototyping both hardware and software solutions to support the company's analytical chemistry technology platforms. Eshwar contributes to scientific R&D, fundraising and business development efforts as well. Manufacturing, peer-reviewed publications and regulatory matters also fall under his purview.

Education

Bachelor of Applied Science in Biomedical Science from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Anup Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and *Acting** Chief Science Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Anup is a full-time employee that manages all day to day scientific R&D operations. Anup focuses on developing new assays, troubleshooting problems and validating solutions on the company's analytical chemistry technology platforms. Anup also contributes to fundraising and business development efforts as well. Nondilutive grant funding, peer-reviewed publications and regulatory matters also fall under his purview.

Education
BA and MS in Physics and Biophysics from the University of Pennsylvania. Previous academic research experience in bioengineering.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eshwar Inapuri

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President & *Acting** Chief Product Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eshwar is a full-time employee that manages all day to day legal, financial, HR and product development related operations. Eshwar focuses on prototyping both hardware and software solutions to support the company's analytical chemistry technology platforms. Eshwar contributes to scientific R&D, fundraising and business development efforts as well. Manufacturing, peer-reviewed publications and regulatory matters also fall under his purview.

Education
Bachelor of Applied Science in Biomedical Science from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Anup Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and *Acting** Chief Science Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Anup is a full-time employee that manages all day to day scientific R&D operations. Anup focuses on developing new assays, troubleshooting problems and validating solutions on the company's analytical chemistry technology platforms. Anup also contributes to fundraising and business development efforts as well. Nondilutive grant funding, peer-reviewed publications and regulatory matters also fall under his purview.

Education
BA and MS in Physics and Biophysics from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Alan Jernigan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acting* Chief Executive Officer: September 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Alan Jernigan, MBA is the *acting** Chief Executive Officer (CEO) at InnaMed. Alan is a part time, remote consultant (3 days/week) that provides high level direction on fundraising, business development, manufacturing and regulatory matters. Alan focuses on generating early revenue via pharmaceutical, veterinary and government contracts. Alan was previously CEO of diagnostics startups EDP Biotech, and EZDx. Prior to that, he was CCO of ONE Lambda and was a commercial executive at Abbott, Roche, and ThromboVision Inc.

Education
BS in Business Administration at Oklahoma State University and MBA at Oklahoma City University. Previous executive experience as President and CEO of EDP Biotech, President and CEO at EZDx and CCO at One Lambda.

Name
Dr. Kenneth Fang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acting* Chief Medical Officer: July 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kenneth Fang, MD is the *acting** Chief Medical Officer (CMO) of InnaMed. Previously, Ken served as CMO of Diadexus, a public company that was focused on commercializing cardiovascular diagnostics. Prior to that, Ken served as CMO for Integrated Diagnostics, a blood-based lung cancer detection company. Earlier, as Senior Director of Clinical Development at CareDx ($CDNA) he worked on heart transplant diagnostics. Before industry, Ken was an Assistant Clinical Professor at UCSF School of Medicine.

Education
Ken completed his BA in biochemistry and MD at the University of Pennsylvania.

Indemnification

Pursuant to the Bylaws of InnaMed, Inc. (the "**Bylaws**"), adopted on May 18, 2916, indemnification is authorized by the Company to directors and officers acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees, judgments, fines, settlement and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company.

Employees

The Company currently has 3 employees in the state of the state of Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue 10,000,00 shares of a single class of capital stock with a par value of $0.0001 per share (the "**Common Stock**"), pursuant to the Company's Certificate of Amendment of Certificate of Incorporation, filed on May 18, 2016 (the "**Amended COI**").

The Company has issued the following outstanding Securities:

Common Stock

On May 18, 2016, pursuant to a Common Stock Purchase Agreement, the three company founders purchased 3,950,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for the aggregate proceeds of $390.00, subject to vesting. Subsequently, on April 6, 2017, one of the founders was issued an additional 350,000 shares of Common Stock at a purchase price of $0.0001 for the aggregate proceeds of $35.00, subject to vesting. Of the 4,300,000 shares issued, 2,612,500 have vested, 787,500 remain subject to vesting, and 900,000 were forfeited. These offerings of the Company's Common Stock were conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"). The proceeds of this offering were used for research and development.

On May 19, 2016, pursuant to a Stock Purchase Agreement, Boomtown Health Tech Fund I LLC purchased 300,000 shares of the Company's Common Stock at a purchase price of $0.066666 per share for the aggregate proceeds of $20,000.00. This offering of the Company's Common Stock was conducted in reliance on Section 4(a) of the Securities Act. The shares were fully vested at the time of purchase. The proceeds of this offering were used for research and development and office space.

On November 17, 2016, pursuant to a Common Stock Purchase Agreement, Y Combinator Investments, LLC Series W17 purchased 275,298 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $27.53. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act These shares were fully vested at the time of purchase. The proceeds of this offering were used for research and development.

As of the date of this Form C, there are 3,975,298 shares of Common Stock issued and outstanding, 2,362,500 of which have vested and 787,500 remain subject to vesting.

Equity Compensation Plan

On May 18, 2016, the Company adopted and approved its 2016 Equity Compensation Plan (the "**Plan**") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of the Company's business. Awards granted under the Plan may be in the form of Incentive Stock Options, Nonstatutory Stock Options or Restricted Stock as determined by the administrator at the time of grant. The aggregate number of shares the Company's Common Stock that may be issued pursuant to the Plan shall not exceed 750,000 shares.

    Options Issued under the Plan

In 2018, the Company issued two Incentive Stock Option grants and five Nonstatutory Stock Option grants pursuant to the Plan for the aggregate purchase of 191,500 shares of the Company's Common Stock at an exercise price of $0.01 per share with various vesting schedules (collectively, the "**Options**"), of which

158,541 Options have vested and 31,458 Options are subject to vesting. 558,500 shares of Common Stock remain available for grant under the Plan.

The exercise of the outstanding Options to purchase 191,500 shares of Common Stock, or the repurchase by the Company of any options subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Securities

The Company has raised $1,004,972.47 in convertible securities, and a summary of terms of such securities are described below.

KISS Agreement

On August 18, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with GWC Innovator Fund LP for $20,000.00 under Section 4(a)(2) of the Securities Act. The instrument has no set maturity or interest rate. The material terms of the KISS are as follows:

- If and upon a qualified financing where the Company sells preferred stock for the total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert into a number of conversion shares equal to quotient obtained by dividing $20,000 by the lower of (a) the product of one (i) minus the 0% and (ii) the price paid per share for preferred stock by investors in such financing, or (b) the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of such financing. The conversion shares shall be in a shadow series and on the same terms and conditions applicable to the preferred stock sold in such financing.

- If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, at the holder's election the KISS becomes convertible into a number of conversion shares equal to the quotient obtained by dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of the corporate transaction; or the holder shall be paid the $40,000. Such distribution in this case would take priority over any other cash distributions.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into an amount equal to dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the conversion.

The use of proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. Currently, the KISS has not been converted and remains outstanding in the full principal amount.

Y Combinator Convertible Security

On November 17, 2016, the Company issued a Convertible Security in the amount of $19,972.47 to Y Combinator Investments, LLC Series W17 in an exempt offering under Section 4(a)(2) of the Securities Act. The Convertible Security is convertible, upon notice of cancellation by the holder, into a number of fully paid and nonassessable shares, equal to the quotient obtained by dividing (a) the $19,972.47 by (b) the Purchase Price, having the same terms as those agreements entered into by the other purchasers of the preferred stock. The "**Purchase Price**" means price per share of equity securities sold to investors in a Qualified Equity Financing. A "**Qualified Equity Financing**" is an equity financing with the principal purpose of raising capital pursuant to which the Company sells shares of its preferred stock that, when combined with shares of preferred stock sold in previous equity financings, total an aggregate sales price of not less than $5,000,000 (including all convertible securities but excluding this instrument).

Currently, the Y Combinator Convertible Security is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering as a result of certain purchase rights granted to its holders.

YCVC Fund SAFE Offering

On January 1, 2017, the Company issued a single SAFE to YCVC Fund in exchange for $100,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. In connection with this offering, the investor also received participation and information rights, entitling it purchase its pro rata share of any equity securities or convertible securities issued by the Company in a future equity financing with an implied post-money valuation of not less than $100 million.

The SAFE converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation with a sales price of not less than $250,000 (an "***Equity Financing***"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to $100,000 divided by the quotient resulting from dividing $10,000,000 by the Company Capitalization. "***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of preferred stock sold in such Equity Financing, other than with respect to the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Safe Price, and the basis for any dividend rights, which will be based on such Safe Price. "***Safe Price***" means the price per share equal to $10,000,000 divided by the Company Capitalization. "***Company Capitalization***" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of (A) all outstanding vested and unvested options or warrants and (B) outstanding converting securities; and (2) to the extent not already included in (1)(A) above, all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company in effect immediately prior to the time of determination, and any equity incentive or similar plan created or increased in connection with the Equity Financing.

If there is a change of control or IPO (each a "***Liquidity Event***") before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to $100,000 (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the $100,000 divided by the Liquidity Price, if the holder fails to select the cash option. "***Liquidity Price***" means the price per share equal to the $10,000,000 divided by the Liquidity Capitalization. "***Liquidity Capitalization***" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock outstanding (on an as-converted basis), assuming exercise or conversion of outstanding (i) vested and unvested options or warrants and (ii) converting securities, but excluding all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event.

Currently, the YCVC Fund SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

2017 SAFE Offering

Between March 20, 2017 and August 9, 2017, the Company issued eight Simple Agreements for Future Equity (SAFEs) to eight investors for the aggregate investment amount of $665,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "*Equity Financing*"), at which time the Company will automatically issue to the investors (1) a number of shares of Standard Preferred Stock equal to each investor's purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. The "*Valuation Cap*" means $10,000,000.00. "*Safe Preferred Stock*" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price. "*Standard Preferred Stock*" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "*Liquidity Price*" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Angel SAFE Offering

Between February 2017 and October 22, 2018, the Company issued two Simple Agreements for Future Equity (SAFEs) to two investors for the aggregate investment amount of $150,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were used applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. In connection with this offering, the investors also received participation rights, entitling them purchase their pro rata share of any equity securities or convertible securities issued by the Company after the Equity Financing (defined below).

The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "***Equity Financing***"), at which time the Company will automatically issue to the investors (1) a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by the Conversion Price (defined below).

"***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"***Conversion Price***" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"***Safe Price***" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"***Valuation Cap***" means $9,000,000.00.

"***Discount Price***" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied 80%.

"***Company Capitalization***" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"***Standard Preferred Stock***" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO (each a "***Liquidity Event***") before the expiration or termination of this instrument, each investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "***Liquidity Price***" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "***Liquidity Capitalization***" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Post-Money Valuation Cap with Discount SAFE

On February 2, 2019, the Company issued a single Simple Agreements for Future Equity (SAFE) to a single investor for the aggregate investment amount of $50,000.00 in an exempt offering under Section 4(a)(2)/ of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

The SAFE automatically converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "**Equity Financing**"), at which time the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Conversion Price (defined below).

"**Safe Preferred Stock**" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Post-Money Valuation Cap**" means $9,000,000.00.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied 80%.

"**Company Capitalization**" is calculated immediately prior to the Equity Financing (without double counting) and (i) includes all shares of capital stock issued and outstanding; (ii) includes all converting securities; (iii) includes all (i) issued and outstanding options and (ii) promised options; (iii) includes the Unissued Option Pool; and (iv) excludes, notwithstanding the foregoing, any increases to the unissued option Pool (except to the extent necessary to cover promised options that exceed the unissued option pool) in connection with the Equity Financing.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO before the termination of these securities, the holder will automatically be entitled to receive a portion of proceeds immediately prior to, or concurrent with, the consummation of such event, in an amount equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price.

If there is a dissolution event (not including a change of control or IPO) before the termination of these instruments, the holders will automatically be entitled to receive a portion of proceeds equal to the holder's purchase amount, due and payable to the holder immediately prior to the consummation of the dissolution event.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"*Liquidity Capitalization*" is calculated as of immediately prior to the Liquidity Event, and (without double counting and (i) includes all shares of Capital Stock issued and outstanding; (ii) includes all (a) issued and outstanding options and (b) to the extent receiving proceeds, promised options; (iii) includes all converting securities, other than any SAFEs and other convertible securities (including without limitation shares of preferred stock) where the holders of such securities are receiving cash-out Amounts or similar liquidation preference payments in lieu of conversion amounts or similar "as-converted" payments; and (iv) excludes the unissued option pool.

Currently, SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Debt

The Company has a single Brex credit card account that provides monthly liquidity (i.e., it automatically withdraws the borrowed amount from the Company bank account at the end of each month with no fees or interest rates).

The Company has entered into loans with its founders for housing related expenses during the founders' stays in San Francisco during the YC Accelerator program. As of the date of this Form C, $2,531.03 is owed by Eshwar Inapuri and $9,540.22 by Anup Singh. These amounts may be recategorized on the Company's books in the future.

Valuation

The Securities being sold in this Offering are Crowd SAFE Units that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The majority of the Company is owned by two people: Eshwar Inapuri and Anup Singh.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Eshwar Inapuri	54.08%
Anup Singh	25.16%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as [Exhibit A].

Operations

The company's current revenue comes from technology development contracts with the U.S. Government and Big Pharma companies. Currently the company has $400k in milestone-based contract revenue.

The Company does not expect to achieve profitability in the next 12 months.

The Company incurred total operating expenses of $454,407.00 and $424,383.00 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company did not generate any gross profit, resulting in a net loss of $424,383.00. In 2018, the Company generated $40,000.00 in gross profit, resulting in a net loss of $414,407.00.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated $221,506.00 and $198,828.00 for the years ended December 31, 2018 and 2017, respectively.

Research & Development

The Company expenses the cost of research & development as incurred and aggregated $107,117.00 and $106,251.00 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $87,585.05 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $25,000.00 per month.

The Company has additional sources of capital other than the proceeds from the Offering. See the 'CAPITALIZATION AND OWNERSHIP' Section above.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as [Exhibit A].

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $60.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap
$12,000,000

"*Capital Stock*" refers to Company's membership interests, Common Units, common stock, preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's preferred stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

i. The Conversion Shares shall be non-voting except as required by law;
ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing
If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "*Purchase Amount*") by:

The quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "*Safes*"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (I) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (II) any Safes; and (III) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE into shadow-capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser. The Purchaser will only get the right to vote, independently of the Intermediary, if the Company has a Liquidity Event and the Purchaser elects to receive capital stock of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities of the Company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Company's Amended COI, as well as under the Delaware General Corporate Law.

Common Stock

Voting Rights

Except as may be otherwise provided in the Amended COI, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Rights to Distributions

The directors of the Company, subject to any restrictions contained in the General Corporation Law of Delaware or the Amended COI, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock. The directors of the Company may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

The Company has never declared or paid cash distributions on its shares of Common Stock issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Transfer restrictions

Notwithstanding anything to the contrary, except as expressly permitted in the Bylaws, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the Company's stock to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. Any purported transfer of any shares of the Company's stock effected in violation of this transfer restriction shall be null and void and shall have no force or effect and the Company shall not register any such purported transfer.

Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the Company that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The Company may require the stockholder to supplement its notice with such additional information as the Company may request.

Rights and Preferences

The Company retains a right of first refusal for any transfer of the share of the Corporation. The Company holds the right to receive notice of and to purchase all (but not less than all) the shares of Common Stock specified in such notice at the price and upon the terms set forth therein, or a lesser portion with the agreement of the stockholder.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

The Company has entered into loans with its founders for housing related expenses during the founders' stays in San Francisco during the YC Accelerator program. As of the date of this Form C, $2,531.03 is owed by Eshwar Inapuri and $9,540.22 by Anup Singh. These amounts may be recategorized on the Company's books in the future.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Eshwar Inapuri
_____
(Signature)

Eshwar Inapuri
_____
(Name)

Director, President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Eshwar Inapuri
_____
(Signature)

Eshwar Inapuri
_____
(Name)

Director, President
_____
(Title)

April 29, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anup Singh
_____
(Signature)

Anup Singh
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Anup Singh
_____
(Signature)

Anup Singh
_____
(Name)

Director
_____
(Title)

April 29, 2019
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Company Summary

Exhibit C   Form of Crowd SAFE

EXHIBIT A
Financial Statements

EXHIBIT B
Company Summary

EXHIBIT C

Form of Crowd SAFE

InnaMed, Inc.

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 29, 2019

To: Board of Directors, InnaMed, Inc.
        Attn: Eshwar Inapuri

Re: 2018-2017 Financial Statement Review
        InnaMed, Inc.

We have reviewed the accompanying financial statements of InnaMed, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


INNAMED, INC.

BALANCE SHEET

As of December 31, 2018 and 2017

See Accountant's Review Report and Notes to the Financial Statements

(Unaudited)


ASSETS		2018		2017
Current Assets:				
Cash and cash equivalents	$	80,049	$	393,754
Total Current Assets		80,049		393,754
Property and equipment, net		4,999		5,909
Intangible and other assets				
Intangible assets, net		24,160		5,402
Advances to shareholders		12,028		30,194
Security Deposit		3,000		3,000
Subscription receivable		35		35
Total intangible and other assets		39,223		38,631
TOTAL ASSETS	$	124,271	$	438,294

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:				
Current Liabilities:				
Accrued expenses	$	384	$	0
Total Current Liabilities		384		0
TOTAL LIABILITIES		384		0
Stockholders' Equity (Deficit):				
Common stock, $0.0001 par value per share, 10,000,000 shares authorized; 4,725,298 shares issued, 4,525,298 shares outstanding		473		473
Treasury stock, 900,000 shares		(90)		(90)
Additional paid-in capital		20,804		20,804
Additional paid-in capital - SAFE and KISS		954,972		854,972
Accumulated deficit		(852,272)		(437,865)
Total Stockholders' Equity (Deficit)		123,887		438,294
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	124,271	$	438,294

INNAMED, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Revenues	$ 40,000	$ 0
Operating Expenses:		
General and administrative	211,506	198,828
Compensation expense	125,784	119,304
Research and development	107,117	106,251
Total Operating Expenses	454,407	420,383
Net Income (Loss)	$ (414,407)	$ (424,383)

INNAMED, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Treasury Shares	Additional Paid-In Capital -SAFE & KISS	Accumulated Deficit	Total
Balance as of January 1, 2017	**3,625,298**	**$ 363**	**$ 20,761**	**$ 0**	**$40,000**	**$ (13,482)**	**$ 47,642**
Issuance of common stock	1,100,000	110	43	0	0	0	153
Repurchase of stock	0	0	0	(90)	0	0	(90)
Issuance of SAFE instruments	0	0	0	0	814,972	0	814,972
Net (Loss)	0	0	0	0	0	(424,383)	(424,383)
Balance as of December 31, 2017	**4,725,298**	**473**	**20,804**	**(90)**	**854,972**	**(437,865)**	**438,294**
Issuance of SAFE instruments	0	0	0	0	100,000	0	100,000
Net (Loss)	0	0	0	0	0	(414,407)	(414,407)
Balance as of December 31, 2018	**4,725,298**	**$ 473**	**$ 20,804**	**$ (90)**	**$954,972**	**$ (852,272)**	**$ 123,887**

INNAMED, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash Flows From Operating Activities		2018		2017
Net Income (Loss)	$	(414,407)	$	(424,383)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		2,338		1,354
Changes in operating assets and liabilities:				
(Increase) decrease in subscription receivable		0		(35)
Increase (decrease) in accrued expenses		384		0
Increase (decrease) in Loans to shareholders		18,166		(26,604)
Net Cash Used In Operating Activities		(393,519)		(446,168)
Cash Flows From Investing Activities				
Security deposit		0		3,550
Acquisition of intangible assets		(20,168)		(5,650)
Purchase of property and equipment		0		(7,015)
		(20,168)		(9,115)
Cash Flows From Financing Activities				
Issuance of SAFE		100,000		814,972
Increase in Common Stock		0		110
Decrease in Treasury Stock		0		(90)
Increase in Additional Paid in Capital		0		43
Net Cash Provided By Financing Activities		100,000		815,035
Net Change In Cash and Cash Equivalents		(313,705)		359,752
Cash and Cash Equivalents at Beginning of Period		393,754		34,002
Cash and Cash Equivalents at End of Period	$	80,049	$	393,754
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes	$	0	$	0

INNAMED, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017
See Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

InnaMed Inc. (which may be referred to as the "Company," "we," "us," or "our") is a disposable phone number application allowing users to create temporary phone numbers which expire in specified time period.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from issuance of convertible notes and a crowdfunding campaign (see Note 6), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on May 16, 2016 in the State of Delaware as a public benefit corporation. The Company is headquartered in Philadelphia, PA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company was operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $80,049 and $393,754, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had no of outstanding accounts receivable.

Property and Equipment

The Company's equipment consists of:

	2018	2017
Equipment	$ 7,015	$ 7,015
Accumulated depreciation	(2,106)	(1,106)
Equipment, net	$ 4,999	$ 5,909

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Significant components of the Company's deferred income tax assets/liabilities are as follows:

Deferred tax assets	2018	2017
Net loss carryforwards	$ 114,020	$ 139,949
Net equipment	32	466
Total deferred tax assets	114,052	140,415
Valuation allowance	(114,052)	(140,415)
Total net deferred tax asset	$ -	$ -

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no cumulative taxable income. The Company has or will file all tax returns required and the last three years of tax returns remain subject to examination.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the years ended December 31, 2018 and 2017. The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a cumulative loss during the period from Inception through December 31, 2018. See Note 2 for further information regarding the provision for income taxes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2018, and 2017, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. There were 4,725,298 shares of common stock issued and 3,625,298 shares outstanding as of December 31, 2018 and 2017.

Subscribed Common Stock
The Company subscribed 350,000 shares of common stock to one of its investors at par value for a total amount of $35.

Treasury Stock
In 2017, the Company repurchased 900,000 shares of common stock from one of its investors at par value for a total of amount $90.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to 107,000 SAFEs for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through April 29, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	InnaMed

Logo	

Headline	Using smart, at-home blood testing technology to enable personalized medicine

Cover photo	

**Hero
Image**



Tags

**Pitch
text**

Deal highlights

- Smart, at-home blood testing device with several disease specific test cartridges

- Y Combinator company that has raised $1 M from leading Silicon Valley investors

- Leadership team of strong technical founders and CEO and CMO with 30+ years of experience and multiple exits of eight- and nine-figures in the diagnostics industry

- 4 patents and 3 peer-reviewed publications covering the core technology

- $400k in contracts with multiple high impact U.S. government agencies and a top 5 global pharma company

- Initial focus in the $3B+ cardiac diagnostics market segment with plans to expand into the broader $50B+ lab testing and patient monitoring markets

The Problem
Healthcare is broken.



Over 1 in 5 heart failure patients

are readmitted within 30 days of hospital discharge

Historically, hospitals

have been financially incentivized to treat you, not to keep you healthy and out of the doctor's office. This has resulted in skyrocketing costs and a revolving door experience for patients. In most hospitals, heart failure patients face over 20% readmission rate within thirty days of discharge. Recent legislation has started an industry wide shift from reactive care to proactive care. **Insurance companies are now penalizing hospitals for high readmit rates and poor outcomes.**

To adapt to this paradigm shift, healthcare providers are turning to new care coordination protocols and patient monitoring technologies to improve the management of complex chronic diseases.



Unfortunately, current tools either lack sensitivity and specificity (e.g., apps and wearables) or are expensive and invasive (e.g., implantable devices) leaving a gap in remote monitoring technologies – **until now.**

Our Solution

Generating more high resolution snapshots of your health

InnaMed is developing a smart, at-home blood testing device called TeleLab for remotely monitoring patients. Serial and frequent blood testing is a foundation of outpatient care as over 70% of clinical decisions require blood tests.

Over 70%

of clinical decisions require lab testing

Today only a small portion of blood testing may be performed at home, such as painful finger stick glucose testing. The bulk of blood testing is performed at outpatient labs, requiring patient willingness, effort, time and money as patients must travel, wait and rely on caregiver support in order to comply with the recommended follow-ups.

The vision for TeleLab is to deliver clinical value by eliminating the barriers to blood testing, thereby shifting more outpatient care to the home setting and enabling more frequent appraisal of patient health.

How it works

By combining microneedle blood collection, patented electrochemical blood analysis technology and cloud-computing, InnaMed will provide laboratory-level blood testing at the home setting and share the results with your physician for assessment.


Patient trained with TeleLab at discharge
Patient reminded to perform tests at home
Patient takes survey during blood analysis
Report syncs to EMR + InnaMed dashboard
Therapy or diet change

It is simple to use:

1. Place cartridge on your upper arm
2. Push button for painless blood draw
3. Insert cartridge into TeleLab reader







Physicians are excited

"Using at-home blood testing to assess electrolytes and kidney function will revolutionize what we can do for our patients in their own homes to make our heart failure therapies not only more accessible but also safer. It is a rare opportunity to make a **huge difference with just a small change.**

Dr. Dan Bensimhon, co-director of the Heart Failure Clinic at Cone Health

Physicians want the product

"This device would become a routine part of our remote assessment of patients. It is absolutely an unmet need right now. It would reduce patient effort but also provider effort because currently we have to talk to the patient, figure out which lab they went to, then we have to reach out to the lab, wait and see what the results show, and reach back out to the patient. **It's turning four steps in our office into one.** It's a huge advantage.

Dr. Tom Amidon, Cardiologist at Overlake Hospital

The technology inside

InnaMed's intellectual property encompasses reagents, molecular detection mechanisms and data analysis methods. Our work has been **published** in several industry leading peer-reviewed journals. Following painless microneedle extraction of capillary blood into the microfluidic cartridge, the following **patented** technologies are used to quantify molecules in the sample.



Electrochemical Proximity Assay

Method for detecting proteins in blood

Demonstrated a limited detection of 128 femtomolar for measuring insulin (superior to current ELISA tests)

Electrochemical Nanostructure Assay



This is our proprietary method for detecting small molecules in blood - most small molecule tests require the use of mass spec which is extremely resource intensive

Differential Circuit for Electrochemical Measurements



Method for reducing noise in electrochemical data

~4x noise reduction using ~$100 hardware enabling affordable home testing with clinical accuracy

The First Market
Heart failure

Our first market segment is focused on patients with heart failure. Heart failure is a chronic disease affecting approximately **6 million people in the U.S.** in which the heart muscle progressively weakens and cannot sufficiently circulate blood throughout the body. As one of the leading causes of hospitalization in the US in patients over the age of 60, heart failure is becoming a **growing public health concern with the aging US population.**

The most frightening symptom of heart failure is shortness of breath. Patients are unable to breathe comfortably and as a result rush to the ER in fear of imminent death. These visits are not only traumatizing for the patient but are also expensive,

each admission costing upwards of $13,000. Hospitals are also penalized by Medicare for high readmission rates.


Poor memory
Shortness of breath
Dry cough
Chest pain
Heart pounding or racing
Swollen abdomen
Loss of appetite
Cold hands
Swollen lower legs
Swollen ankles
Cold feet
DETECT
Patient deterioration
CHECK POINT
Renal + Electrolytes
THERAPY CHANGE
How much?
How long?

Currently, almost all aspects of heart failure management from data collection to analysis, decision making, and communication are performed manually, resulting in high resource utilization, bottlenecks to treatment and suboptimal outcomes. Our technology is well-positioned to fill this market need as current solutions don't meet the clinical need.

Our first disposable test cartridge: TeleKidney (HF)

Creatinine | Blood Urea Nitrogen | Sodium | Potassium

Physicians have long used this panel of tests to assess a heart failure patient's renal and electrolyte status to determine the safety of starting or changing a course of therapy.

Frequent, at-home testing enables more frequent and personalized modulation of dosage while maintaining safety as shown by the Home Diuretic Protocol study.

Our second disposable test cartridge: TeleHeart (HF)

NT-proBNP | Hematocrit | Hemoglobin | Other Proteins (stealth)

Physicians have long used NT-proBNP to detect a patient's worsening heart failure prior to starting them on a new therapy or changing the dosage of their current therapy.

Our panel expands on this test, including other markers that can improve the sensitivity and specificity with which heart failure is detected, allowing for earlier clinical action.

Future pipeline applications


Post Organ Transplant
Fertility and IVF
Metabolic Disorders
Cardiovascular Disease
Companion Dx

The initial cardiac diagnostics and patient monitoring market is $3B+. InnaMed plans to expand into the **$50B+ outpatient blood testing market**. These markets are growing rapidly as the population ages, creating a significant market opportunity for InnaMed.

The Business Model


Products
Services
Payment
Insurance Co.
Reimbursement
InnaMed
Hospital
Payers

We plan to initially sell our products directly to hospitals, nursing facilities and cardiology and heart failure clinics for in-office and at-home patient monitoring use. In-office use will be priced on a per unit and per cartridge basis (razor/razor-blade model). At-home patient monitoring use will be priced based on a subscription model (hardware as a service model). Simultaneously, we plan to work with insurance companies to establish exclusive reimbursement plans for the use of our product allowing for more rapid hospital and clinic adoption and higher margins.

Current Traction

InnaMed has already secured **eight letters of intent (LOIs) from leading hospital systems** (listed below) that are looking to purchase the product post-FDA clearance, with several other institutions expressing strong verbal commitments:

- Florida Hospital
- Valley Health System
- Penn State Heart and Vascular Center
- NorthBay Cardiology
- Bridgeport Hospital
- Arkansas Heart Hospital
- Monida Healthcare Network
- Hahnemann University Hospital

Prior to FDA clearance, InnaMed plans to partner with pharmaceutical companies and government agencies that are interested in using its products for clinical research studies. InnaMed is currently partnering through technology development contracts with multiple high-impact U.S. government agencies and a top 5 global pharmaceutical company. **InnaMed currently has $400K in milestone-based contracts with a rapidly growing pipeline of potential partners.**

  

Fundraising

InnaMed has raised over $1M to date and is a Y Combinator W17 alum. Notable investors include:

    

   

What's Next
What's been done

Q3 2017 – **First prototype developed** using rapid prototyping (screen printing and 3D printing)

Q1 2018 – **FDA presubmission meeting** to chart pathway for clearance and receive FDA support

Q2 2018 – **Preliminary clinical validation** of TeleKidney[(HF)] panel with patient plasma samples

Q3 2018 – **Investigational launch** offering our technology to pharma and govt. partners for RUO

Q1 2019 – **Second prototype developed** using cleanroom facilities (photolithography, laser cut)

What will be done

Q2 2019 – **Preliminary clinical validation** of TeleHeart[(HF)] panel with patient plasma samples

Q4 2019 – **Series A fundraise** and contract manufacturer handoff for injection molded prototypes

Q2 2020 – **Beta product testing** and further product pipeline, partnership pipeline development

Q3 2020 – **Quality system establishment**, human factors tests and FDA clinical validation study

Q4 2020 – **Launch ready product**, expanded full-time team – quality, regulatory and sales groups

Q1 2021 – **FDA clearance, commercial launch**

Vision for Tomorrow's Patient Care






Molecular + Physical Data **Analysis + Automation** **Telemedicine Follow-ups** **Patient Care Services**

Vertical Integration

Executive Team



Chief Executive Officer (CEO)

Alan Jernigan, MBA is the *acting** Chief Executive Officer (CEO) at InnaMed. Previously, he served as President & CEO of diagnostics startups EDP Biotech (acq. for $100m) and EZDx (acq. for $80m). Prior to that, Alan served as CCO of One Lambda (acq. for $950m by Thermo Fisher). Prior to startups, Alan was a commercial executive at Roche and Abbott where he oversaw the development and launch of over 35 diagnostic solutions, domestically and internationally, for both the human and non-human markets.



Co-founder & Chief Product Officer (CPO)





Eshwar Inapuri is co-founder, President and *acting** Chief Product Officer (CPO) of InnaMed. Previously, Eshwar contributed to R&D at the University of Pennsylvania combining microfluidics, optics and cloud computing to develop multiplexed, smartphone-based digital ELISA and digital PCR assays for high throughput protein and DNA quantitation. This work was published in *PNAS* and has been spun out into a separate venture-backed called ChipDx. Prior to that, Eshwar developed simulations to model the effects of photo-ablative therapy on cardiac tissue at the University of Michigan Center for Arrhythmia Research. Eshwar completed his BAS in Biomedical Science at the University of Pennsylvania.



Co-founder & Chief Science Officer (CSO)



Anup Singh is co-founder, Secretary and *acting** Chief Science Officer (CSO) of InnaMed. Previously, Anup conducted research at UCLA on cancer cell diagnostics using a microfluidic-based mechanotyping platform. Prior to that, Anup worked at the University of Pennsylvania developing microfluidic and optofluidic technologies for pancreatic cancer diagnostics and for the monitoring of mild traumatic brain injury recovery, respectively. Anup most recently was a PhD candidate at UCLA before taking a leave to work full-time on InnaMed. He has been an invited conference speaker on healthcare topics ranging from sepsis to space health and has published his work in leading peer-reviewed journals. Anup completed his BA and an MS in physics and biophysics at the University of Pennsylvania.

acting* means engaged in that capacity, but not yet formally appoin



Chief Medical Officer (CMO)

Kenneth Fang, MD is the *acting** Chief Medical Officer (CMO) of InnaMed. Previously, Ken served as CMO of Diadexus, a public company that was focused on commercializing cardiovascular diagnostics. Prior to that, Ken served as CMO for Integrated Diagnostics, a blood-based lung cancer detection company. Earlier, as Senior Director of Clinical Development at CareDx ($CDNA) he worked on heart transplant diagnostics. Before industry, Ken was an Assistant Clinical Professor at UCSF School of Medicine. Ken completed his BA in biochemistry and MD at the University of Pennsylvania.

ted to the position by the Company and its Directors (Eshwar and Anup)

Advisory Board



Advisor

Bob Rochelle, MBA is a Commercial Advisor to InnaMed. Previously, he served as VP of Sales & Marketing at Good Start Genetics (acquired by $NVTA), where he achieved payer coverage for their diagnostics tests by UnitedHealthcare, the largest insurer in the US. Bob also served as SVP at Molecular Biometrics where he launched their reproductive diagnostic in 10 countries. Before that, Bob served as VP of Sales & Marketing at Exact Sciences ($EXAS) where he helped take the company public and secured a distribution contract with LabCorp for launching their flagship product, Cologuard®. Prior to diagnostics, Bob served as Director of Managed Care Marketing at Abbott Laboratories where he launched TriCor®. Bob completed his BS at Trinity College and MBA from Dartmouth.



Advisor



Chris Easley, PhD, is the C. Harry Knowles Professor of Chemistry & Biochemistry at Auburn University. At Auburn, the Easley laboratory is focused on the development of novel microanalytical techniques for performing unique experiments on biological systems. Chris' work has been backed by leading institutions including the NIH and NSF and through this funding he developed InnaMed's core technology which InnaMed now has an exclusive license on. Prior to Auburn, Dr. Easley was a postdoctoral fellow at Vanderbilt University.



Advisor

Dan Bensimhon, MD is a cardiologist and co-director of the Heart Failure Clinic at Cone Health, Director of the Cardiopulmonary Exercise Laboratory and President of the LeBauer Cardiovascular Research Foundation. He holds academic appointments at Duke University Medical Center and University of North Carolina-Greensboro and has co-authored several book chapters and over 25 papers in peer-reviewed journals. Dan is Board Certified in Internal Medicine, Cardiology and Advanced Heart Failure/Transplant Cardiology and is an active member of the Heart Failure Society of America. Dan completed his BA at Duke University and MD at the University of Pittsburgh School of Medicine.



Advisor

Allison Komiyama, PhD is a former FDA reviewer who is an expert in regulatory submissions, quality systems, and biocompatibility evaluation. She started Acknowledge Regulatory Strategies in order to serve clients who manufacture implantable and other patient-contacting medical devices. She received her Ph.D. in Neuroscience from Stanford University and her B.A. in Molecular and Cell Biology from University of California, Berkeley. She received her Regulatory Affairs Certification (US) in 2014.

Employees



Research & Development Scientist

Hunho Jo, PhD is an R&D scientist at InnaMed. Previously, he was a postdoctoral fellow at Stanford University under Dr. Tom Soh, a leading biosensor scientist developing novel materials and diagnostic devices for the early detection and personalized treatment of diseases. Prior to that, he was a PhD student at Pohang University of Science and Technology in South Korea developing DNA-based biosensors for diagnostic and therapeutic applications. As a result of his graduate and post-graduate work, he published ~25 peer-reviewed papers and secured seven patents on his technologies.

Join us in advancing healthcare with personalized medicine. Your contribution can help us improve lives.

Team

　　　　　　　Eshwar Inapuri　　　　　　　　Co-founder

　　　　　　　Anup Singh　　　　　　　　Co-founder

Perks

FAQ

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

InnaMed, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], InnaMed, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the

Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Philadelphia, Pennsylvania. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

InnaMed, Inc.

By:

Name: Eshwar Inapuri
Title: President
Address: 3675 Market Street, Philadelphia, PA 19104
Email: Eshwar.Inapuri@InnaMed.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date